UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Stockhouse Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

861273100
(CUSIP Number)

September 10, 2008
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 861273100	13G	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEAK6 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,608,926 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,608,926 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,608,926 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☑
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8% as of September 10, 2008 (based on 41,295,922 shares of Common Stock outstanding, per Form 10-Q dated August 13, 2008 and 4,608,926 shares of Common stock issuable upon the conversion of certain preferred stock held by the Reporting Persons ).

12	TYPE OF REPORTING PERSON OO/HC

Cusip No. 861273100	13G	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEAK6 Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,608,926 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,608,926 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,608,926 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☑
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8% as of September 10, 2008 (based on 41,295,922 shares of Common Stock outstanding, per Form 10-Q dated August 13, 2008 and 4,608,926 shares of Common stock issuable upon the conversion of certain preferred stock held by the Reporting Persons ).

12	TYPE OF REPORTING PERSON PN/HC

Cusip No. 861273100	13G	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEAK6 Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,608,926 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,608,926 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,608,926 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☑
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8% as of September 10, 2008 (based on 41,295,922 shares of Common Stock outstanding, per Form 10-Q dated August 13, 2008 and 4,608,926 shares of Common stock issuable upon the conversion of certain preferred stock held by the Reporting Persons ).

12	TYPE OF REPORTING PERSON BD/OO

Cusip No. 861273100	13G	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew N. Hulsizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,153,426 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,153,426 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,153,426 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☑
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%  as of September 10, 2008 (based on 41,295,922 shares of Common Stock outstanding, per Form 10-Q dated August 13, 2008 and 4,608,926 shares of Common stock issuable upon the conversion of certain preferred stock held by the Reporting Persons ).

12	TYPE OF REPORTING PERSON IN/HC

Cusip No. 861273100	13G	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jennifer Just
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,153,426 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,153,426 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,153,426 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☑
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%  as of September 10, 2008 (based on 41,295,922 shares of Common Stock outstanding, per Form 10-Q dated August 13, 2008 and 4,608,926 shares of Common stock issuable upon the conversion of certain preferred stock held by the Reporting Persons ).

12	TYPE OF REPORTING PERSON IN/HC

Cusip No. 861273100	13G	Page 7 of 11

Item 1(a)	Name of Issuer: Stockhouse Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

750 West Pender Street, Suite 500
Vancouver, British Columbia, V6C 2T7

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

PEAK6 LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
Delaware Limited Liability Company

PEAK6 Investments, L.P.
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
Delaware Limited Partnership

PEAK6 Capital Management LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
Delaware Limited Liability Company

Matthew N. Hulsizer
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
U.S. Citizen

Jennifer Just
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
U.S. Citizen

2(d)             Title of Class of Securities:

Common Stock

2(e)             CUSIP Number:    861273100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Cusip No. 861273100	13G	Page 8 of 11

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  : [X]

Item 4	Ownership:

(a)           Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)           Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)           Number of shares as to which such person has:

(i)             sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)           shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

Cusip No. 861273100	13G	Page 9 of 11

(iii)           sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)           shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

The Common Stock reported as beneficially owned in this Amendment No. 1 to Schedule 13G does not include 1,991,734 shares of Common Stock issuable upon the conversion of certain convertible preferred stock held by the Reporting Persons.  Such convertible preferred stock is subject to a restriction on conversion that precludes the exercise of any conversion rights to the extent that, as a result of such conversion, any Reporting Person would beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder) 20 percent or more of the Common Stock after giving effect to such conversion.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 861273100	13G	Page 10 of 11

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of September, 2008

PEAK6 LLC

By:  /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6 INVESTMENTS, L.P.

By: PEAK6 LLC, its general partner

By:  /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6 CAPITAL MANAGEMENT LLC

By: PEAK6 INVESTMENTS, L.P., its managing member
By: PEAK6 LLC, its general partner

By:  /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

/s/    Matthew N. Hulsizer
Matthew N. Hulsizer

/s/    Jennifer Just
Jennifer Just

Cusip No. 861273100	13G	Page 11 of 11

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement